25 VACCINE DOSES EVERY SECOND. 1,500 BETASERON® DOSES EVERY HOUR. 165 HCV INFECTIONS PREVENTED IN THE UNITED STATES DAILY. TREATMENT FOR METASTATIC MELANOMA AND RENAL CELL CANCER MARKETED FOR 10 YEARS. PRODUCTS IN 75 COUNTRIES AND 22 CLINICAL AND PRECLINICAL PROGRAMS TO ADDRESS GLOBAL MEDICAL NEEDS.

CHIRON

CHIRON CORPORATION 2002 ANNUAL REPORT


one company. world impact.

Francesca Ceddia, M.D.
Clinical Team Leader
Men ACYW Vaccine Program
Chiron Corporation
SIENA, ITALY

NO BIOTECH COMPANY HAS HAD A GREATER IMPACT ON HUMAN HEALTH WORLDWIDE THAN CHIRON. AS A MULTI-DIMENSIONAL COMPANY WITH BUSINESSES IN BIOPHARMACEUTICALS, VACCINES AND BLOOD TESTING, CHIRON HAS BEEN AT THE FOREFRONT OF IMPROVING LIVES AROUND THE GLOBE. BECAUSE OF CHIRON'S BREAKTHROUGH DISCOVERIES IN HEPATITIS C VIRUS (HCV), HUMAN IMMUNODEFICIENCY VIRUS (HIV) AND HEPATITIS B VIRUS (HBV), MILLIONS OF POTENTIALLY FATAL INFECTIONS HAVE BEEN PREVENTED. CHIRON'S VACCINES HAVE PROTECTED MILLIONS OF CHILDREN GLOBALLY FROM MENINGOCOCCAL MENINGITIS C, POLIO, MEASLES AND OTHER LIFE-THREATENING ILLNESSES. CHIRON'S BIOPHARMACEUTICAL PRODUCTS HAVE IMPROVED SURVIVAL FOR PATIENTS WITH METASTATIC MELANOMA AND METASTATIC RENAL CELL CANCER, REDUCED THE FREQUENCY OF ATTACKS IN MULTIPLE SCLEROSIS PATIENTS AND LOWERED HOSPITALIZATION RATES FOR PSEUDOMONAS AERUGINOSA CYSTIC FIBROSIS PATIENTS.

CHIRON IS BUILDING ON ITS STRENGTHS TO IMPROVE HEALTH EVEN FURTHER. IN 2002, CHIRON BLOOD TESTING'S PARTNER, GEN-PROBE INCORPORATED, RECEIVED U.S. FDA APPROVAL FOR THE PROCLEIX® HIV-1/HCV ASSAY, WHICH INCREASES THE SAFETY OF THE BLOOD SUPPLY BY DETECTING INFECTED BLOOD DONATIONS EARLIER THAN EVER BEFORE. ADDITIONALLY, CHIRON IS LEVERAGING ITS EXPERTISE TO EXPAND ITS BROAD RANGE OF FRANCHISES IN BLOOD TESTING, ONCOLOGY, INHALED ANTIBIOTICS, AND MENINGOCOCCAL AND FLU VACCINES. BY DEVELOPING NEW PRODUCTS, EXPLORING NEW INDICATIONS FOR EXISTING PRODUCTS AND EXPANDING OUR MARKET REACH, CHIRON WILL CONTINUE TO BRING IMPROVEMENTS TO HEALTH AROUND THE GLOBE.

Chiron Corporation, headquartered in Emeryville, California, is a global pharmaceutical company that leverages a diverse business model to develop and commercialize high-value products that make a difference in people's lives. The company has a strategic focus on cancer and infectious disease. Chiron applies its advanced understanding of the biology of cancer and infectious disease to develop products from its platforms in proteins, small molecules, and vaccines. The company commercializes its products through three business units: BioPharmaceuticals, Vaccines, and Blood Testing. For more information about Chiron, please read this 2002 Annual Report and visit the company's new website **www.chiron.com.**

NASDAQ Stock Symbol: CHIR
Chiron is included in the S&P 500 Index.



making the blood supply safer

Blood Systems Laboratories
TEMPE, ARIZONA

WITH ITS APPROVAL FROM THE U.S. FDA IN 2002, THE PROCLEIX® HIV-1/HCV ASSAY AND SYSTEM HAS WON RAPID COMMERCIAL ACCEPTANCE. GEOGRAPHIC EXPANSION, INCREASED AUTOMATION AND NEW ASSAYS WILL DRIVE FUTURE GROWTH FOR CHIRON'S BLOOD TESTING FRANCHISE.

2002 NUCLEIC ACID TESTING (NAT) SALES: $125 MILLION

HIV virus >





Chiron's **PROCLEIX**® HIV-1/HCV Assay was approved by the FDA in 2002, helping to increase the safety of the blood supply. Major customers in the U.S. have signed multi-year contracts, leading to a market share of more than 75%. Future growth is expected from further geographic expansion in markets outside the U.S.

Chiron, in collaboration with Gen-Probe Incorporated, is leveraging its expertise to develop new enhancements in blood safety. The Procleix® Ultrio™ Assay will add a hepatitis B virus (HBV) assay to the approved HIV-1/HCV assay. Studies indicate that an HBV NAT assay could reduce the period between infection and detection by 42% over currently approved tests. Clinical trials for the Ultrio™ Assay are expected to begin in 2003. Chiron and Gen-Probe are also mobilizing to meet emerging public health needs. The companies plan to begin clinical testing of a West Nile virus NAT assay and are working to bring it to the market in record-breaking time.

Chiron is also enhancing the automation and throughput of the Procleix® instrumentation system to meet customer needs and strengthen the company's products in the market. The improvements will facilitate our customers' move toward reduced pool sizes, which will further increase safety and testing sensitivity. Chiron intends to seek FDA approval for a series of instrumentation improvements starting in 2003.

BUILDING FOR THE FUTURE

Potential market impact: 50,000,000+ donations annually

Next-generation advance: Enhanced instrumentation system

New product advance: Procleix® Ultrio™ Assay

CHIRON'S MENJUGATE™ VACCINE AGAINST MENINGOCOCCAL C DISEASE HAS HELPED REDUCE DEATHS FROM THE DISEASE BY 80% IN VACCINATION CAMPAIGNS. CHIRON IS BUILDING ON ITS SUCCESS WITH MENJUGATE™ TO DEVELOP VACCINES TO PREVENT DISEASE FROM THE FIVE PRIMARY SEROGROUPS THAT CAUSE MENINGOCOCCAL MENINGITIS.

MENJUGATE™ SALES SINCE 2000: $275 MILLION


A,W
C
B
Y
U.S.
A,W,Y
C
B
Europe

Meningococcal meningitis serogroup prevalence in the U.S. and in Europe >



MENJUGATE™ conjugate vaccine against meningococcal C disease has established Chiron's leadership in the battle against meningococcal meningitis. In universal vaccination campaigns in the U.K. and Quebec, Menjugate™ has helped reduce deaths from meningococcal C disease by 80%.

Meningococcal meningitis, caused by the bacteria *Neisseria meningitidis,* most often strikes children and young adults. About 120,000 cases of meningococcal meningitis occur annually worldwide with a mortality rate of between 10% and 15%. Current polysaccharide vaccines have limitations in preventing disease because they do not confer immunological memory and have poor efficacy in children below the age of two years. Chiron is building on its technical expertise in developing the Menjugate™ vaccine, which induces immunological memory and has proven efficacy in infants and small children, to develop a combination vaccine against serogroups A, C, Y and W.

An estimated 150 million people would benefit from a catch-up campaign with preventative vaccines against meningococcal disease. Chiron is also developing vaccines against meningococcal B disease, for which no broad-coverage vaccine currently exists. Clinical trials are underway in New Zealand with vaccines against strains of meningococcal B specific to the country. In addition, Chiron is working on a recombinant meningococcal B vaccine that could be effective worldwide.

BUILDING FOR THE FUTURE

Potential market impact: 150 million people

Next-generation advance: Recombinant Men B vaccine

New product advance: Men ACYW conjugate vaccine


UBC

preventing meningitis worldwide

Menjugate™ Vaccine Recipients
University of British Columbia
VANCOUVER, BRITISH COLUMBIA



protecting against flu globally

Jürgen Hinz
Fluad® Vaccine Recipient
MARBURG, GERMANY

CHIRON IS A LEADING PLAYER IN THE WORLD FLU VACCINE MARKET, WITH A UNIQUE PORTFOLIO OF PRODUCTS DESIGNED TO SERVE PATIENTS' NEEDS. AS THE NEED FOR FLU VACCINES CONTINUES TO GROW, THE COMPANY IS PREPARING TO MEET MARKET DEMANDS.

2002 FLU VACCINES SALES: $90 MILLION

The leading adjuvanted flu vaccine >


1 siringa pre-riempita da 0,5 ml.
Fluad®
Stagione 2002/2003



FLUAD,® the leading adjuvanted flu vaccine on the market, provides enhanced protection to elderly patients and patients with chronic diseases. By providing broad protection in patients whose immune system is no longer as strong as it used to be, Fluad® allows the elderly and other patients at risk to avoid a potentially life-threatening disease and continue to lead healthy lives. In addition, the enhanced immunogenicity of Fluad® makes it the best vaccine candidate to face an influenza pandemic.

Fluad® is just one of three products in Chiron's flu vaccine portfolio. Agrippal,® Chiron's subunit flu vaccine, is a leading product throughout Europe and other world markets outside the U.S. Begrivac,™ a preservative-free split vaccine, is a leading product in Germany and complements Chiron's European flu vaccine portfolio. Together, Chiron's flu vaccine sales have seen significant growth over the past five years. Sales grew 30% in the 2002 flu season, in large part because of the company's ability to bring vaccines quickly to key European markets at the start of the flu season.

Chiron's flu franchise is preparing for further growth as demand for vaccines continues to increase worldwide. The company is building on its expertise to develop innovations that will meet the need for flu vaccines, including a cell culture system, which will allow improved production, yields and greater flexibility in meeting public health needs. Clinical testing of cell culture-derived flu vaccines is ongoing.

BUILDING FOR THE FUTURE

Potential market impact: 250 million vaccine doses annually
Next-generation advance: Cell culture system
Product enhancement: Preservative-free vaccines

ENCOURAGING CLINICAL RESULTS SUGGEST THE VALUE OF PROLEUKIN® INTERLEUKIN-2 AS COMBINATION IMMUNOTHERAPY IN THE TREATMENT OF NON-HODGKIN'S LYMPHOMA AND BREAST CANCER. CHIRON IS ALSO DEVELOPING TEZACITABINE AS A NOVEL THERAPY FOR SOLID TUMORS.

2002 PROLEUKIN® SALES: $114 MILLION



Non-Hodgkin's lymphoma cell >



PROLEUKIN® interleukin-2 (IL-2, aldesleukin), Chiron's leading cancer product, has a demonstrated record in the treatment of metastatic melanoma and metastatic renal cell cancer and is being tested in combination therapy with monoclonal antibodies for the treatment of non-Hodgkin's lymphoma (NHL) and breast cancer.

After fifteen years, Chiron has compiled compelling, ongoing survival data among the subset of melanoma and renal cell patients who obtained complete responses to Proleukin®. Chiron is building on the value of Proleukin® as an immune system modulator by examining its potential to improve the outcome of cancer patients treated with monoclonal antibodies. The company is conducting four clinical trials to determine whether Proleukin® can increase the benefit of monoclonal antibody treatment through stimulation of Natural Killer (NK) cell production. Increased NK cells have been linked to the anti-tumor activity of monoclonal antibodies. The trials examine Proleukin® in combination with rituximab in patients with high-grade and low-grade NHL, as well as in combination with trastuzumab in patients with breast cancer. The company is also developing a liquid formulation of aldesleukin IL-2, which could reduce injection site reactions and improve convenience for patients.

Chiron is also conducting Phase II testing for tezacitabine in solid-tumor cancers. Tezacitabine is a novel nucleoside analogue, with a known mechanism of action. Data from the Phase I program for tezacitabine showed encouraging results across a wide number of tumor types.

BUILDING FOR THE FUTURE

Potential market impact: 120,000 NHL patients in the U.S.
Next-generation advance: Monoclonal antibody strategy
Product enhancement: Liquid aldesleukin IL-2



taking aim at cancer

Michael A. Caligiuri, M.D.
Nationwide Professor and Director
Division of Hematology & Oncology
The Ohio State University
COLUMBUS, OHIO



improving drug delivery

Cianna Allard
TOBI tobramycin Patient
SOQUEL, CALIFORNIA

CYSTIC FIBROSIS (CF) PATIENT LOYALTY TO TOBI® TOBRAMYCIN IS HIGH BECAUSE OF ITS BENEFITS TO USERS. STRONG DATA WILL CONTINUE TO DRIVE MARKET GROWTH. CHIRON IS COMMITTED TO DEVELOPING NEW FORMULATIONS AND COMPOUNDS TO MEET PATIENTS' NEEDS.

2002 TOBI® SALES: $147 MILLION


60
55
5
50
10
45
15
40
20
35
25
30

New formulations of TOBI® tobramycin could reduce administration time >



TOBI® tobramycin solution for inhalation is widely accepted in the cystic fibrosis community for its value in treating CF patients with *Pseudomonas aeruginosa*, decreasing their hospitalization rates and increasing their lung function. TOBI® sales continue to expand, with strong growth in 2002 as the sales launch in Europe gathered momentum.

Among the segment of CF patients with moderate and severe disease, TOBI® has achieved strong penetration and compliance. Chiron is looking for new ways to enlarge the TOBI® market with broader use in other patient segments, including pediatric patients under six years old and patients with mild and asymptomatic pseudomonal infections.

Data from independent studies presented at the 2002 North American Cystic Fibrosis Conference suggest TOBI® benefit even at the very earliest stages of disease. These studies bolster clinical awareness of the value of early intervention in patient segments that hold significant potential for future growth. Such efficacy data, along with better compliance, will help to expand the product's reach in the market.

Chiron is committed to growing its inhaled antibiotics franchise and meeting the needs of patients. New formulations of TOBI®, along with a new delivery system, would reduce administration time and increase ease of use for patients. Novel antibiotics such as PA-2794 are also under development.

BUILDING FOR THE FUTURE

Potential market impact: 30,000 CF patients in the U.S.
Next-generation advance: New delivery system
New product advance: Improved formulation

BETASERON® INTERFERON BETA-1B HAS DISTINGUISHED ITSELF IN A LARGE AND EXPANDING MULTIPLE SCLEROSIS (MS) MARKET BY ITS STRONG CLINICAL RESULTS. CONVENIENCE FEATURES, INCLUDING THE INTRODUCTION OF A ROOM-TEMPERATURE FORMULATION IN 2002, AND NEW STUDIES WILL HELP DRIVE FUTURE GROWTH.

2002 SALES, INCLUDING ROYALTIES: $165 MILLION


50419-523-01
BETASERON
BERLEX

Room-temperature formulation adds convenience for patients >



BETASERON® interferon beta-1b (IFN beta-1b) has established its value for patients with relapsing-remitting multiple sclerosis through its strong clinical message underscored by recent studies. In 2003, Betaseron® (marketed as Betaferon® in Europe) will mark its tenth anniversary of improving the quality of life for multiple sclerosis (MS) patients. Betaseron® clinical results have contributed to its continuing growth in a competitive market.

The value of beta-interferon in treating MS was highlighted in *Neurology*, the journal of the American Academy of Neurology. Review of INCOMIN and EVIDENCE studies both confirmed that high-dose, high-frequency treatment resulted in higher efficacy. Chiron's marketing partner Berlex and its parent company Schering AG are sponsoring several studies to add to the clinical message of Betaseron®, including the BEYOND study, which has the potential to further underscore the clinical value of high-dose, high-frequency Betaseron® use. Additional studies, such as the BENEFIT trial, could allow label expansion in early onset MS.

In 2002, the U.S. and European regulatory authorities approved the room-temperature formulation of Betaseron®, making it the first and only room-temperature MS treatment. By eliminating the need for refrigeration, the room-temperature formulation brings an additional convenience to MS patients, allowing more options while traveling. Chiron and Schering are investing to improve the ease-of-use and convenience of Betaseron®.

BUILDING FOR THE FUTURE

Potential market impact: 2.5 million MS patients worldwide

Next-generation advance: Single-unit pack and saline syringe

New product advance: Room-temperature formulation


CC2001
WHEELS
OF HOPE

enhancing quality of life

Delbert Richardson
Betaseron (IFN-beta-1b) Patient
WICHITA, KANSAS



developing new treatments

Research and Development Laboratory
Chiron Corporation
EMERYVILLE, CALIFORNIA

IN ADDITION TO EXPANDING ITS FRANCHISES, CHIRON IS BUILDING ON ITS PIONEERING RESEARCH IN THE FIELDS OF HEPATITIS C VIRUS (HCV) AND HIV TO DEVELOP VACCINES FOR THE PREVENTION OF INFECTION WITH THOSE VIRUSES. THE COMPANY'S HCV AND HIV RESEARCH IS ALSO THE FOUNDATION OF CHIRON'S LARGE PORTFOLIO OF INTELLECTUAL PROPERTY, WHICH CONTINUES TO DRIVE REVENUE GROWTH.

Research and Development

Chiron has been a pioneer in the fields of hepatitis C virus (HCV) and HIV research, and the company continues to build on that tradition of excellence in its research. Chiron scientists were the first to identify, clone and sequence HCV, in 1987, a discovery that saves thousands of lives worldwide yearly. Chiron scientists were the first to identify and sequence important regions of the HIV genome, in 1984, a few months after the virus had been identified as the cause of AIDS. Through its collaborations with Gen-Probe Incorporated and Ortho-Clinical Diagnostics, a Johnson & Johnson company, Chiron continues to be a leader in the prevention and diagnosis of HCV and HIV infections.

Chiron is building on its breakthrough research on HCV and HIV to develop vaccines with the potential to prevent infection. In 2002, clinical trials began in Australia for an HCV vaccine candidate developed in collaboration with CSL Ltd. A second vaccine candidate is projected to begin clinical testing in 2003 in collaboration with the National Institutes of Health (NIH) and St. Louis University. Chiron's HIV vaccine program, which is supported by the NIH, is expected to begin Phase I testing in 2003.

Intellectual Property

Chiron's pioneering accomplishments in HCV and HIV form the foundation of the company's large and growing intellectual property portfolio. Chiron is committed to helping address major unmet medical needs by commercializing its technology through it own products and by making its technology available to other companies. As a result, Chiron has numerous collaborations and licensing agreements with major companies, including F. Hoffmann-La Roche, Bayer, Pharmacia, Bristol-Myers Squibb, and GlaxoSmithKline.

In 2002, Chiron announced that it had granted additional non-exclusive HCV licenses to Abbott Laboratories and Merck & Co. for research, development and commercialization of small molecule therapeutics against certain HCV drug "targets" contained in the HCV genome. Royalties from Chiron's intellectual property estate will contribute to the company's overall growth over the next several years. Royalties from use of Chiron's intellectual property in the screening of blood donations are poised to grow as the blood testing market increasingly adopts nucleic acid testing (NAT) technology.

2002 milestones

Corporate
Exceeded $1.10 - $1.20 pro-forma diluted EPS goal*

Cancer
Initiated IL-2/monoclonal antibody program, establishing a monoclonal antibody franchise

Infectious Disease
TOBI® tobramycin sales ramp occurred in Europe
Procleix® System launched in U.S.
Meningitis B and Meningitis ACYW vaccines entered clinic

Research and Development
Advanced 10 clinical programs


Procleix
50419-523-01
BETASERON
INTERFERON BETA-1b
9.6 million
subcutaneous use only
dose of powder and solvent for injection
Menjugate

2003 goals

Corporate
$1.40 - $1.50 pro-forma diluted EPS

Approvals
Procleix® Ultrio™ Assay in Europe

Filings
Procleix® Enhanced Instrumentation System, West Nile virus assay in U.S., Ultrio™ Assay in U.S.

Phase II Advances
Meningitis B vaccine, Meningitis ACYW vaccine
Data from Proleukin® IL-2/monoclonal antibodies studies
Flu cell culture

Phase I Advances
HIV vaccine (NIH), HCV vaccine (NIH)

*See page 21 for description of pro-forma.



Seán P. Lance
Chairman of the Board; President
and Chief Executive Officer

one company. world impact.

Chiron's success in 2002 strengthened the company while having a powerful impact on human health worldwide. Chiron's Procleix® HIV-1/HCV Assay and System, a highly sensitive nucleic acid test for blood donations, was approved by the U.S. FDA, bringing a new layer of safety to the U.S. blood supply. Through our global presence, we were able to expand the Procleix® System's reach in other geographies. We saw significant growth in our other major franchises as well. We made significant progress on our pipeline, advancing programs in oncology and infectious disease that have the potential to treat and prevent major diseases. Because of our accomplishments in 2002, Chiron saw another year of strong financial results, and we are well positioned for further growth in 2003 and beyond.

Total Revenues
(in millions of dollars)


'02
1,276
'01
1,141
'00
972
'99
763
'98
737

Total Royalty and License Fee Revenue
(in millions of dollars)


'02
199
'01
198
'00
190
'99
143
'98
125

Chiron continues to lay the foundation for new indications for marketed products and for greater scientific innovations. We are testing Proleukin® IL-2's ability to enhance the standard of care in anti-cancer monoclonal antibodies, and we are developing a new generation of novel vaccines. At the same time, the company has kept its focus on delivering financial results. For the fourth consecutive year, Chiron exceeded its stated financial goals. Total revenues rose 12%, to $1.3 billion, compared to $1.1 billion in 2001. Each of our three business units, as well as our intellectual property estate, contributed to this growth. Chiron is committed to business fundamentals: product development, product introductions and product marketing. This commitment allows us to deliver strong financial returns and build shareholder value.

Blood Testing: Leadership in Blood Safety

Chiron is a leader in the fields of nucleic acid testing (NAT) for blood screening and retrovirus and hepatitis immunoassays. One of the most important advances in blood safety in recent U.S. history came with the FDA's approval of the Procleix® HIV-1/HCV Assay, which was developed with our collaborator Gen-Probe Incorporated and is marketed by Chiron. Following approval, we were able to quickly establish commercial pricing in the U.S., signing multi-year contracts with all of our major customers. As a result of our efforts, Blood Testing revenues grew 71% in 2002 and were a major contributor to our overall annual revenue growth. The Procleix® System has now captured over 75% of the U.S. market. We are also pursuing market expansion opportunities in Europe, Asia and the rest of the world as NAT becomes the international gold standard for blood safety.

Future growth for the Procleix® product line will be driven by the addition of new assays and enhancements to the current instrumentation system. The Procleix® Ultrio™ Assay will add a hepatitis B virus assay to the current HIV-1 and HCV assay combination. Development testing is underway in Europe, and clinical trials are expected to begin in the U.S. in the second half of 2003. In response to the FDA's call for an assay to detect West Nile virus, Chiron and its collaborator Gen-Probe are also developing a nucleic acid test for the virus in whole blood donations.

We are also supporting the market's move towards smaller pool sizes and to individual donor testing (IDT). With the FDA's focus on increased safety, we are working with our customers to meet their needs to fulfill that goal. Chiron is also taking steps to enhance the current instrumentation system to improve automation and help blood centers make the transition to smaller pool sizes and IDT.

Chiron's intellectual property portfolio in HCV and HIV has also been a growth driver for the company in the past year. Royalties from our agreements with F. Hoffmann-La Roche (Roche) for use of our technology in blood screening increased, and we anticipate that we will see future royalty growth as Roche's NAT products expand in the market.

BioPharmaceuticals: Building on Strong Franchises

Chiron's BioPharmaceuticals business performed strongly in 2002, as product revenues grew 21%. TOBI® tobramycin, our inhaled antibiotic treatment for lung infections in cystic fibrosis (CF) patients, grew 68% in Europe, as sales there gained momentum.

Gross Profit from Net Product Sales
(in millions of dollars)


'02 572
'01 494
'00 406
'99 237
'98 224

Pro-Forma Diluted Income Per Share from Continuing Operations
(in dollars)


'02 1.29
'01 .96
'00 .89
'99 .62
'98 .48

In 2002, Proleukin® celebrated its tenth anniversary on the U.S. market, marking a decade of durable responses in the treatment of patients with metastatic melanoma and metastatic renal cell cancer. In an increasingly competitive market, sales of Betaseron® IFN beta-1b, our treatment for multiple sclerosis, continue to grow as the product distinguishes itself by its strong clinical message.

Chiron is building on our decade of experience with IL-2 as an immune system modulator to develop its potential to improve the standard of care for anti-cancer monoclonal antibody therapies. Phase I results indicate that by stimulating Natural Killer (NK) cell activity, Proleukin® may increase the efficacy of rituximab. In addition to two Phase II trials combining Proleukin® and rituximab in non-Hodgkin's lymphoma patients, Chiron has two Phase I trials evaluating the combination of liquid IL-2, a next-generation Proleukin® formulation, and monoclonal antibodies. Chiron is also developing novel anti-cancer agents, including tezacitabine, a novel nucleoside analogue for the treatment of solid tumors, which is in Phase II.

TOBI® is the cornerstone of Chiron's inhaled antibiotics franchise. TOBI® has been a real success story for Chiron, exceeding our expectations of growth while highlighting our ability to meet medical needs. TOBI® has been widely embraced by patients and physicians because of its ability to improve lung function and quality of life. Greater penetration in CF patient segments and greater compliance, along with the development of new formulations, will drive the franchise's future growth. Long-term growth will come with the development of new TOBI® formulations and delivery systems.

Vaccines: Investing in Long-Term Potential

Sales of vaccines saw a slight drop in 2002, because 2001 sales included a large shipment of Menjugate™ vaccine to Quebec as part of a universal vaccination campaign. Vaccines other than Menjugate™ performed very well, experiencing a 17% increase over 2001. Our flu franchise in particular saw excellent growth in 2002. Flu remains a major health threat to at-risk populations, and flu vaccines are an important and cost-effective way of preventing disease and death. Chiron markets a diverse portfolio of flu vaccines to meet customer needs, making us the second-largest manufacturer of flu vaccine doses in the world. We have leveraged our expertise in the field to bring our products to key markets early in the flu season, resulting in 30% growth for the 2002 flu season.

Vaccines are an important part of Chiron, and we are investing in the business because we believe it has tremendous long-term potential to improve human health. Meningococcal meningitis, caused by the bacteria *Neisseria meningitidis,* remains a threat worldwide, often striking children and young adults and killing between 10% and 15% of those who fall ill. We are planning a Phase III registration trial in the U.S. for Menjugate™ vaccine, our conjugate meningococcal C vaccine, which will begin in 2003. In addition, we have a robust clinical program targeting vaccines in the five major serogroups that cause meningococcal meningitis. Our combination vaccine for the ACYW serogroups entered the clinic in 2002. We are also developing multiple vaccines to prevent meningococcal B disease. Currently there is no broad-coverage vaccine against this strain. Together, these meningococcal vaccines have blockbuster potential.

Moving the Organization Forward

We continue to bring a sharper focus to the organization so that we can increase our efficiency and output. We have aligned our research and development programs with our business units, creating therapeutic area teams in oncology and infectious disease. By creating a seamless flow from our laboratories through clinical development and on to our customers, we expect that we will be able to capitalize on our strengths and broaden our commercial opportunities.

Chiron has added two new members with valuable experience to its board of directors. Denise O'Leary is a member of the Stanford University Board of Trustees and chairs the Board of Directors for Stanford Hospital and Clinics. J. Richard Fredericks, former U.S. Ambassador to Switzerland and Liechtenstein, has spent nearly 30 years in the brokerage industry, specializing in investment research analysis and investment banking.

We also made important management additions in 2002, including the addition of Jack Goldstein as President of Chiron Blood Testing. Jack brings a depth of experience in the field, which we believe will benefit the company as we build and expand the Blood Testing business.

We have set new goals for progress in 2003, with a focus on expanding our franchises both in the short term and for the future. As a growing, profitable and global company, we are confident that we will continue to deliver solid financial results. Our target of a 20% pro-forma EPS compounded average growth rate over the next several years is in line with our proven record of building value for our shareholders. We remain committed to developing new products to treat and prevent disease, and we believe that our impact on human health worldwide will grow even more. We thank our stockholders, our customers and our employees for their support as we work to reach new levels of success.

Sincerely,
Seán P. Lance



Chairman of the Board; President and Chief Executive Officer
March 7, 2003



(left to right):
Jack Goldstein, Vice President; President, Chiron Blood Testing
James R. Sulat, Vice President; Chief Financial Officer
Craig Wheeler, Vice President; President, Chiron BioPharmaceuticals
John A. Lambert, Vice President; President, Chiron Vaccines
Seán P. Lance, Chairman of the Board; President and Chief Executive Officer
William G. Green, Senior Vice President; General Counsel and Secretary
Linda W. Short, Vice President, Corporate Resources

Year Ended December 31, (all amounts in millions, except per share and percent data)	**2002**	2001	2000	1999	1998
Consolidated Statements of Operations Data					
Total revenues	**$ 1,276**	$ 1,141	$ 972	$ 763	$ 737
Research and development expense	**326**	344	299	303	287
Income from continuing operations	**181**	175	16	128	76
Per Share Data					
Diluted income from continuing operations	**$ 0.94**	$ 0.90	$ 0.08	$ 0.69	$ 0.42
Pro-forma diluted income from continuing operations*	**1.29**	0.96	0.89	0.62	0.48


TOBI
1 siringa pre-riempita da
Fluad®
Aldesleukin
Proleukin®
22 million IU
1.3 mg
CHIRON

	2002	2001	2000	1999	1998
Consolidated Balance Sheets Data					
Cash and investments in marketable debt securities	**$ 1,289**	$ 1,302	$ 852	$ 1,555	$ 1,590
Total assets	**2,960**	2,867	2,458	2,445	2,524
Long-term debt	**417**	409	3	97	338
Total stockholders equity	**2,076**	1,932	1,881	1,686	1,551
Other					
Gross profit from net product sales	**$ 572**	$ 494	$ 406	$ 237	$ 224
Gross profit as a percent of net product sales	**63%**	64%	65%	56%	56%

* Pro-forma income from continuing operations excludes the impact of certain income and expense items (net of tax effect) such as: a one-time license fee and compensation for past HIV and HCV diagnostic product sales; amortization of goodwill and acquired identifiable intangible assets related to the PathoGenesis and Chiron Behring acquisitions; write-offs of purchased in-process technologies; recognition of domestic deferred tax benefits; gains on the sale of our Amsterdam, Puerto Rico, and St. Louis facilities and related assets; and restructuring and reorganization charges. This annual report contains forward-looking statements. These include statements concerning plans, objectives, goals, strategies, future events or performance, and all other statements which are other than statements of historical fact, including, without limitation, statements containing such words as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might," and words of a similar nature. Forward-looking statements involve risks and uncertainties which could cause actual results, performance, or outcomes to differ materially from those expressed in the forward-looking statements. Some of the important factors which could cause actual results to differ are discussed in the Report on Form 10-K under the caption "Factors That May Affect Future Operating Results." The forward-looking statements contained in this report reflect management's current beliefs and expectations on the date of this report; the company undertakes no obligation to publicly announce any revisions to these forward-looking statements to reflect facts or circumstances of which management becomes aware after the date hereof.

For a complete set of the company's financial results, please see the Report on Form 10-K, which accompanies this document. A reconciliation from the pro-forma results presented above to Generally Accepted Accounting Principles (GAAP) is available at www.chiron.com.

Corporate Information

Directors

Seán P. Lance
Chairman of the Board;
President and Chief Executive Officer,
Chiron Corporation

Raymund Breu, Ph.D.
Chief Financial Officer,
Member of the Executive Committee,
Novartis AG

Vaughn D. Bryson
President, Life Science Advisors

Lewis W. Coleman
President, Gordon and Betty Moore Foundation

Pierre E. Douaze
Former Member of the Executive Committee
of Management and Head of Novartis Healthcare;
Board Member, Serono;
Board Member, Galenica;
Board Member, Genset

J. Richard Fredericks
Chairman, Dionis Capital
Former U.S. Ambassador to Switzerland
and Liechtenstein

Paul L. Herrling, Ph.D.
Head of Corporate Research,
Novartis International AG

Denise M. O'Leary
Private Venture Capital Investor
Member of the Stanford University
Board of Trustees;
Chairman, Stanford Hospital and Clinics;
Board Member, Medtronic, Inc.;
Board Member, America West Holdings Corp.;
Board Member, Del Monte Foods Co.

Edward E. Penhoet, Ph.D.
Chief Program Officer
Science and Higher Education
Gordon and Betty Moore Foundation

William J. Rutter, Ph.D.
President, Synergenics, LLC
Chairman Emeritus, Chiron Corporation

Jack W. Schuler
Chairman, Stericycle, Inc.

Pieter J. Strijkert, Ph.D.
Chairman, Crucell N.V.;
Chairman, Pamgene B.V.;
Chairman, deVGen N.V.

Officers

Jack Goldstein
Vice President; President, Chiron Blood Testing

William G. Green, Esq.
Senior Vice President; General Counsel
and Secretary

John A. Lambert
Vice President; President, Chiron Vaccines

Seán P. Lance
Chairman of the Board; President and
Chief Executive Officer

Joyce A. Lonergan
Vice President, Corporate Development
and Investor Relations

Linda W. Short
Vice President, Corporate Resources

David V. Smith
Vice President, Finance;
Principal Accounting Officer

James R. Sulat
Vice President; Chief Financial Officer

Craig A. Wheeler
Vice President; President, Chiron
BioPharmaceuticals

SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K, exclusive of exhibits, is included. Copies of the Form 10-K, exclusive of exhibits, are available without charge upon written request to:

Corporate Communications & Investor Relations
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916
or via the Internet at www.chiron.com

For inquiries about the limited partnerships or convertible bonds, please contact:

James E. Kent
Vice President and Treasurer
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

Corporate Headquarters

4560 Horton Street
Emeryville, CA 94608-2916
Telephone: 510.655.8730
Telecopier: 510.655.9910

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Number of Holders of Common Stock

As of December 31, 2002, there were 4,481 stockholders of record of Chiron Common Stock. There were no remaining stockholders of record of Cetus Common Stock or Viagene Common Stock.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. PDT, Thursday, May 15, 2003 at the Chiron Auditorium, 1450 53rd Street, Emeryville, CA 94608

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.

Shareowner Services

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854
Overnight delivery and street address:
161 North Concord Exchange Street
South St. Paul, MN 55075-1139

Telephone: 800.468.9716
E-mail address:
stocktransfer@wellsfargo.com

It is the policy of Chiron Corporation to base all employment decisions on the principles of equal employment opportunity and to take affirmative action in the employment of women, minorities, individuals with disabilities and veterans.

Design: Hane Chow, Inc., Oakland, California

Chiron's Global Operations

Headquarters: Emeryville, California

one company. world impact.



Fluad®
1 dose of powder and solvent for injection
Menjugate®
TOBI

2002 Revenues Worldwide
(in thousands of dollars)

Total U.S. revenues: $624,597
Total non-U.S. revenues: $651,683
Total royalty and license fee revenues: $198,816
Total revenues: $1,276,280

Employees Worldwide

Total U.S. employees: 2,225
Total non-U.S. employees: 1,819
Total employees: 4,044



non-US
51%
US
49%



non-US
45%
US
55%

Distributor Network
Germany, India, Italy, Mexico, Russia, South Korea, United States

Manufacturing
Germany, India, Italy, Netherlands, United States

Research Centers of Excellence
Emeryville, Seattle, Siena (Italy)

Field Force
Argentina, Australia, Belgium, Czech Republic, France, Germany, Hungary, India, Ireland, Italy, Portugal, Russia, Singapore, Spain, Thailand, United States

CHIRON



VERY HOUR. 165 HCV

ETASTATIC MELANOMA

5 COUNTRIES AND 22

IEEDS.

world impact.



00 BETASERON® DOSES E

DAILY. TREATMENT FOR M

YEARS. PRODUCTS IN 7

RESS GLOBAL MEDICAL N

CHIRON BIOPHARMACEUTICALS DEVELOPS AND MANUFACTURES HIGH-VALUE THERAPEUTIC PRODUCTS. LEADING PRODUCTS INCLUDE: TOBI® TOBRAMYCIN SOLUTION FOR INHALATION FOR LUNG INFECTIONS IN CYSTIC FIBROSIS PATIENTS; BETASERON® INTERFERON BETA-1B FOR MULTIPLE SCLEROSIS; AND PROLEUKIN® IL-2 (ALDESLEUKIN) FOR METASTATIC MELANOMA AND METASTATIC RENAL CELL CANCER. THE COMPANY IS LEVERAGING ITS EXPERTISE IN CANCER AND INFECTIOUS DISEASE TO ADVANCE CLINICAL PROGRAMS AND PRODUCT IMPROVEMENTS IN THESE FOCUS AREAS, INCLUDING THE USE OF PROLEUKIN® TO ENHANCE THE BENEFIT OF MONOCLONAL ANTIBODIES IN CANCER TREATMENT AND THE DEVELOPMENT OF NEW FORMULATIONS OF TOBI®.

On the Market

Betaferon® interferon beta-1b
(Europe) (royalty only) — Relapsing-remitting, secondary progressive MS

Betaseron® interferon beta-1b
(U.S., Japan) — Relapsing-remitting MS

Cardioxane™ dexrazoxane
(Europe) — Cardioprotectant for doxorubicin cancer treatment

Macrolin™ interleukin-2
(France) — HIV infection

Proleukin® IL-2
(U.S.) — Metastatic melanoma

Proleukin® IL-2
(U.S., Europe, ROW) — Metastatic renal cell carcinoma

Regranex® becaplermin Gel
(U.S., Europe) — Diabetic foot ulcers

TOBI® tobramycin
(U.S., Europe) — Treatment of cystic fibrosis patients with *Pseudomonas aeruginosa* lung infections

Royalties

Betaferon® interferon beta-1b
(Europe) (royalty only) — Relapsing-remitting, secondary progressive MS

Recombinant Human Insulin
(Novolin®) (royalty only) — Diabetes

In Development



Research
Phase I
Phase II
Phase III
Commercial

ONCOLOGY

Proleukin® IL-2/MAbs Programs
— Rituximab refractory for low-grade NHL
— Rituximab + chemotherapy refractory for high-grade NHL
— Liquid IL-2/rituximab for NHL
— Liquid IL-2/trastuzumab for breast cancer

Novel Agents
— Tezacitabine for esophagogastric cancer
— Tezacitabine for colorectal cancer
— Angiozyme™ ribozyme for colorectal cancer
— GKFI for solid tumors

INFECTIOUS DISEASE

Bronchiectasis (TOBI®)

Bronchitis
— PA-2794

Pseudomonal Infection
— TOBI® (mild/moderate)
— TOBI® 2x
— TOBI® dry powder

MULTIPLE SCLEROSIS

— Betaseron® with Berlex Laboratories for secondary progressive multiple sclerosis

On the Market

Chiron/Gen-Probe

Nucleic Acid Testing
Procleix® HIV-1/HCV Assay
Procleix® Instrumentation System

Chiron

Recombinant Antigens*
HCV c100-3
HCV HC34
HCV NS5
HCV c200
HCV c22-3
HBCore

Royalties

HIV-1/HCV NAT Blood Screening
HIV-1/HCV Immunoassays

Chiron/Ortho Joint Business

Diagnostic Tests:
HCV Ag ELISA 2.0 (Europe)
HTLV- I/II ELISA (Europe)

Hepatitis Assays
HBsAg ECi
Anti HBS ECi
Anti HCV ECi

Screening Tests:
Retroviral Assays
HIV-1/2 ELISA (Europe)
HTLV-III ELISA (Europe)

Hepatitis Assays
HBCore ELISA
HCV 3.0 ELISA
HBsAg system 3 ELISA (Europe)
HBsAg system 2 ELISA (U.S.)

Supplemental (Confirmatory) Tests
RIBA® HCV 3.0 SIA
RIBA® HIV-1/HIV-2 SIA (Europe)

In Development

Chiron

Recombinant Antigens*
HCV HCr43

Chiron/Ortho Joint Business

Diagnostic Tests:
Retrovirus Assays
HIV-1/2/0 Ab/Ag ECi

Screening Tests:
Hepatitis Tests
Anti HAV ECi
HBsAg 2.0 ECi
Anti HCV 2.0 ECi

Hepatitis Assays
HBsAg System 3 (U.S.)

Chiron/Gen-Probe

Nucleic Acid Testing
Procleix® Ultrio™ Assay
(HIV-1/HCV/HBV)
Procleix® Parvovirus B19 Assay
Procleix® HAV Assay
Procleix® WNV Assay
Procleix® Enhanced Automation System

* Critical reagents used in the manufacture of diagnostic test kits.

	Research	Development	Testing	Revenue
Assays — Ultrio™				2003/2004
— West Nile				2003
— Parvo B19				2005+
— HAV				2005+

CHIRON BLOOD TESTING IS DEDICATED TO PREVENTING THE SPREAD OF INFECTIOUS DISEASES THROUGH THE DEVELOPMENT OF NOVEL BLOOD SCREENING TOOLS THAT PROTECT THE WORLD'S BLOOD SUPPLY. THE PROCLEX® HIV-1/HCV ASSAY, DEVELOPED IN COLLABORATION WTH GEN-PROBE INCORPORATED, IS A HIGHLY-SENSITIVE NUCLEIC ACID TEST THAT INCORPORATES STATE-OF-THE-ART TECHNOLOGY TO DETECT HUMAN IMMUNODEFICIENCY VIRUS TYPE 1 (HIV-1) AND HEPATITIS C VIRUS (HCV). THE COMPANY IS ALSO DEVELOPING NEW ASSAYS TO FURTHER PROTECT THE BLOOD SUPPLY. THROUGH ITS JOINT BUSINESS WITH ORTHO-CLINICAL DIAGNOSTICS, CHIRON DEVELOPS AND MARKETS A LINE OF IMMUNOASSAY SCREENING, DIAGNOSTIC, AND SUPPLEMENTAL HEPATITIS AND RETROVIRUS TESTS.

CHIRON VACCINES IS THE FIFTH-LARGEST VACCINES BUSINESS IN THE WORLD, DEVELOPING AND MARKETING IMPORTANT AND COST-EFFECTIVE VACCINES TO PREVENT LIFE-THREATENING ILLNESSES. CHIRON VACCINES CURRENTLY OFFERS MORE THAN 30 VACCINES, INCLUDING PEDIATRIC, TRAVEL, FLU AND NOVEL VACCINES. BUILDING ON THE SUCCESS OF MENJUGATE,™ A CONJUGATED VACCINE AGAINST MENINGOCOCCAL C DISEASE, THE BUSINESS IS DEVELOPING A ROBUST PORTFOLIO OF VACCINE CANDIDATES TO ADDRESS ALL FORMS OF MENINGOCOCCAL MENINGITIS. CHIRON VACCINES ALSO MARKETS FLUAD,® THE LEADING ADJUVANTED FLU VACCINE ON THE MARKET; BEGRIVAC,™ THE FIRST PRESERVATIVE-FREE VACCINE; AND ENCEPUR,™ A VACCINE AGAINST TICK-BORNE ENCEPHALITIS.

On the Market

Adjuvanted Influenza (**Fluad,®** globally; **Influpozzi Adiuvato,** Italy)

Diphtheria (**Diphtherie-Adsorbat-Impfstoff**, Behring Germany)

Haemophilus Influenzae (**PedvaxHIB,®** Germany; **Vaxem-Hib,™** globally)

Hepatitis A (**HAVpur,™** Germany; **Nothav,™** Italy, Latin America)

Hepatitis B (**Gen H-B-Vax,™** Germany)

Inactivated Polio (**IPV-Virelon,™** Germany; **Poliovax-in,™** Italy)

Influenza (**Agrippal-S1,™** globally; **Influpozzi,** Italy; **Begrivac,™** globally)

Measles (**Morbilvax,™** *Italy, Asia, Africa, Latin America;* **Masern-Virus-Impfstoff**, Germany)

Measles, Mumps (**M-M-Vax,™** Germany)

Measles, Mumps, Rubella (**Morupar,™** Italy, Asia, Institutions, Latin America, Middle East; **M-M-R-Vax,™** Germany)

Measles, Rubella (**Morubel,™** Italy, Latin America)

Meningococcus C Conjugate (**Menjugate,™** globally)

Mumps (**Vaxipar,™** Italy; **Mumpsvax,™** Germany)

Oral Polio (**Polioral,™** Italy, Institutions, Asia, Africa, Middle East)

Pneumococcal Diseases (**Pneumopur,™** Germany, Italy)

Rabies (**RabAvert,®** U.S.; **Rabipur®/Rabivac,™** globally; **Rasilvax,™** Italy)

Rubella (**Gunevax,™** Italy, Latin America, Africa, Asia; **Rubellovac,™** Germany)

Tetanus (**Tetanol,™ Anatetall,™** globally; **Tetanol™-Pur**, Germany)

Tetanus, Diphtheria (**Td-Pur,™** Europe, Latin America, Asia)

Tetanus, Diphtheria, inactivated Polio (**Td-Virelon,™** Germany)

Tetanus, Diphtheria, Pertussis, inactivated Polio (**Quatro-Virelon,™** Germany)

Tick-Borne Encephalitis (**Encepur,™** Europe)

Typhoid Fever (**Typhoral L,™** Germany)

TB Screening Tests (**Test-PPD,** Italy, Asia; **Tubergen Test/Tuberkulin,™** Germany)

DPT/Hib (**Quattvaxem,™** Institutions, Latin America, Middle East, Italy)

Royalties

Hepatitis B Vaccine (**Recombivax® HB**)

In Development

Men B Geography-Specific
— New Zealand strain

Men B Broad Coverage
— Men B 1st-generation recombinant protein

— Men B 2nd-generation

Multivalent Men (ACYW)

Flu Cell Culture

HCV
— in collaboration with CSL Ltd.

HCV
— in collaboration with St. Louis University

HIV
— in collaboration with the HIV Vaccine Trial Network

Intranasal Flu


Research
Phase I
Phase II
Phase III
Commercial


one company. world impact.
Faz Hojjati
Proleukin® interleukin-2 Patient
TIBURON, CALIFORNIA

CHIRON

Chiron Corporation 4560 Horton Street Emeryville, CA 94608-2916

phone: 510.655.8730 fax: 510.655.9910

www.chiron.com